EXHIBIT 12

Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Year Ended December 31,
	2004	2003	2002
Earnings before fixed charges:
Pre-tax earnings	$720,801	$653,112	$578,397
Fixed charges	58,220	57,695	59,092

Earnings before fixed charges	$779,021	$710,807	$637,489

Fixed charges:
Interest expense*	$55,881	$55,565	$57,427
Amortization of bond issue costs	610	570	532
Estimated interest factor of rental expense	1,729	1,560	1,133

Total fixed charges	$58,220	$57,695	$59,092

Ratio of earnings to fixed charges	13.4	12.3	10.8

Earnings before fixed charges	$779,021	$710,807	$637,489
Interest credited for deposit products	51,574	54,579	54,743

Adjusted earnings before fixed charges	$830,595	$765,386	$692,232

Fixed charges	$58,220	$57,695	$59,092
Interest credited for deposit products	51,574	54,579	54,743

Adjusted fixed charges	$109,794	$112,274	$113,835

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	7.6	6.8	6.1

Rental expense	$5,238	$4,727	$3,432
Estimated interest factor of rental expense (33%)	$1,729	$1,560	$1,133

*	There was no interest capitalized in any period indicated.